SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Stewart Information Services Corporation

(Name of Issuer)

Common Stock, $1 par value

(Title of Class of Securities)

860372101

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 860372101	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Hirzel Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 743,247
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 743,247
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 743,247
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.3% **
12	TYPE OF REPORTING PERSON* OO, IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 860372101	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Zac S. Hirzel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 743,247
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 743,247
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 743,247
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.3% **
12	TYPE OF REPORTING PERSON* IN, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 860372101	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Hirzel Capital Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 665,770
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 665,770
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 665,770
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.0% **
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

SCHEDULE 13G/A

This Amendment No. 2 (this “Amendment”) to the Schedule 13G (the “Schedule 13G”) is being filed on behalf of Hirzel Capital Management, LLC, a Texas limited liability company (“Hirzel Capital”), Hirzel Capital Master Fund, L.P., a Cayman Islands exempted limited partnership (the “Fund”), and Mr. Zac S. Hirzel, the principal of Hirzel Capital, relating to Common Stock, $1 par value (the “Common Stock”), of Stewart Information Services Corporation, a Delaware corporation (the “Issuer”).

This Amendment relates to Common Stock of the Issuer purchased by the Fund and the accounts of certain other private funds (collectively, the “Hirzel Accounts”). The Fund may direct the vote and disposition of the 665,770 shares of Common Stock that it holds directly. Hirzel Capital serves as the general partner or managing member of the Hirzel Accounts and may direct the vote and disposition of the 743,247 shares of Common Stock held by the Hirzel Accounts. As the principal of Hirzel Capital, Mr. Hirzel may direct the vote and disposition of the 743,247 shares of Common Stock held by the Hirzel Accounts.

This Amendment amends and restates the Schedule 13G as set forth below.

Item 1(a)	Name of Issuer.

Stewart Information Services Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.

1980 Post Oak Blvd.

Houston, TX 77056

Item 2(a)	Name of Person Filing.

Hirzel Capital Management, LLC (“Hirzel Capital”), Hirzel Capital Master Fund, L.P. (the “Fund”) and Mr. Zac S. Hirzel.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

3963 Maple Avenue, Suite 170 Dallas, TX 75219

Item 2(c)	Citizenship or Place of Organization.

Hirzel Capital is a limited liability company organized under the laws of the State of Texas. The Fund is an exempted limited partnership organized under the laws of the Cayman Islands. Mr. Hirzel is the principal of Hirzel Capital, and is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, $1 par value (the “Common Stock”).

Item 2(e)	CUSIP Number.

860372101

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	The Fund is the beneficial owner of 665,770 shares of Common Stock that it holds directly.

Hirzel Capital and Mr. Hirzel are the beneficial owners of 743,247 shares of Common Stock held by the Hirzel Accounts.

(b)	The Fund is the beneficial owner of 3.0% of the outstanding shares of Common Stock.

Hirzel Capital and Mr. Hirzel are the beneficial owners of 3.3% of the outstanding Common Stock.

These percentages are determined by dividing the number of shares of Common Stock beneficially owned by each of the Reporting Persons by 22,235,588, the number of shares of Common Stock issued and outstanding as of October 30, 2015, as reported in the Issuer’s most recent Form 10-Q filed on November 3, 2015.

(c)	The Fund may direct the vote and disposition of the 665,770 shares of Common Stock that it holds directly.

Hirzel Capital, as the general partner or managing member of the Hirzel Accounts, may direct the vote and disposition the 743,247 shares of Common Stock held by the Hirzel Accounts. As the principal of Hirzel Capital, Mr. Hirzel may direct the vote and disposition of the 743,247 shares of Common Stock held by the Hirzel Accounts.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

For the Fund:

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

For Hirzel Capital and Mr. Hirzel:

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016

HIRZEL CAPITAL MANAGEMENT, LLC

By:	/s/ Zac S. Hirzel
Zac S. Hirzel
President

HIRZEL CAPITAL MASTER FUND, L.P.

By: Hirzel Capital Management, LLC, its general partner

By:	/s/ Zac S. Hirzel
Zac S. Hirzel
President

/s/ Zac S. Hirzel
Zac S. Hirzel